Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three and six months ended June 30, 2019

(Unaudited)

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	June 30, 2019	December 31, 2018
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 12)	1,716,610	5,080,580
Gold in trust (Note 8)	2,953,284	-
Accounts receivable and prepaid expenses (Note 4)	209,912	404,416
	4,879,806	5,484,996

Non-current assets
Right-of-use assets (Note 5)	333,938	-
Property, plant and equipment (Note 6)	13,822,916	13,764,928
Exploration and evaluation assets (Note 7)	56,451,459	54,678,470
	70,608,313	68,443,398
TOTAL ASSETS	75,488,119	73,928,394

LIABILITIES
Current liabilities
Trade and other payables (Note 10(b))	787,422	1,128,407
Current portion of lease liabilities (Note 5)	114,696	-
	902,118	1,128,407

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	233,565	-
Gold loan payable (Note 8)	2,386,082	-
Derivative financial liabilities (Note 8)	412,026	-
Deferred income tax liability	1,434,882	1,434,882
	4,466,555	1,434,882
Total liabilities	5,368,673	2,563,289

EQUITY
Share capital (Note 9)	127,022,366	127,022,366
Reserves (Note 9)	17,005,272	16,706,832
Deficit	(73,908,192)	(72,364,093)
Total equity	70,119,446	71,365,105
TOTAL EQUITY AND LIABILITIES	75,488,119	73,928,394

Commitments (Note 13)

Subsequent events (Note 17)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 8, 2019.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Expenses	$	$	$	$
Professional fees	242,841	132,813	402,837	272,550
Salaries and benefits (Note 10(b))	417,417	412,692	849,070	756,142
Travel and promotion	49,439	80,544	142,539	150,285
Depreciation (Note 6)	6,031	6,918	12,016	13,785
Office and license (Note 10(b))	28,327	46,965	61,171	77,055
Rent (Note 10(b))	-	44,879	-	81,981
Amortization of right-of-use assets (Note 5)	30,358	-	60,716	-
Occupancy expenses (Note 5)	5,448	-	16,937	-
Interest expense on lease liabilities (Note 5)	8,418	-	17,411	-
Arrangement fee on gold loan payable (Note 8)	50,000	-	50,000	-
Finance costs on gold loan payable (Note 8)	41,971	-	41,971	-
Stock exchange fees	16,567	1,758	175,295	134,376
Insurance	16,859	15,740	34,550	29,887
Transfer agent fees	20,829	8,672	25,114	11,342
Directors’ fees (Note 10(a))	-	-	70,000	70,000
Share-based payments (Note 9(c) and 10(a))	94,690	693,100	248,440	1,005,100
	1,029,195	1,444,081	2,208,067	2,602,503

Other income (loss)
Interest and other income (Note 10(b))	241,951	205,576	481,253	349,037
Unrealized loss on derivative financial liabilities (Note 8)	(44,432)	-	(44,432)	-
Unrealized gain on gold in trust	241,579	-	241,579	-
Foreign exchange gain (loss)	(6,203)	63,800	(14,432)	196,341
	432,895	269,376	663,968	545,378
Total comprehensive loss for the period	(596,300)	(1,174,705)	(1,544,099)	(2,057,125)

Basic and diluted net loss per share (Note 11)	(0.00)	(0.01)	(0.01)	(0.02)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Operating activities
Net loss for the period	(596,300)	(1,174,705)	(1,544,099)	(2,057,125)
Items not affecting cash
Depreciation	6,031	6,918	12,016	13,785
Amortization of right-of-use assets	30,358	-	60,716	-
Arrangement fee on gold loan payable	50,000	-	50,000	-
Finance costs on gold loan payable	41,971	-	41,971	-
Unrealized loss on derivative financial liabilities	44,432	-	44,432	-
Unrealized gain on gold in trust	(241,579)	-	(241,579)	-
Share-based payments	94,690	693,100	248,440	1,005,100
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	101,630	150,883	194,504	51,104
Trade and other payables	(52,377)	101,775	(260,246)	170,472
Net cash used in operating activities	(521,144)	(222,029)	(1,393,845)	(816,664)
Investing activities
Deposit on mill equipment	-	(6,143,221)	-	(7,694,900)
Property, plant and equipment – purchase	(69,420)	(4,498)	(70,004)	(4,498)
Exploration and evaluation assets – costs	(1,025,904)	(2,566,911)	(1,853,728)	(4,484,234)
Net cash used in investing activities	(1,095,324)	(8,714,630)	(1,923,732)	(12,183,632)
Financing activities
Issuance of shares, net of share issue costs	-	8,941,497	-	8,941,497
Repayment of lease liabilities	(26,821)	-	(46,393)	-
Net cash from (used in) financing activities	(26,821)	8,941,497	(46,393)	8,941,497

Change in cash and cash equivalents	(1,643,289)	4,838	(3,363,970)	(4,058,799)
Cash and cash equivalents, beginning of period	3,359,899	12,270,897	5,080,580	16,334,534
Cash and cash equivalents, end of period	1,716,610	12,275,735	1,716,610	12,275,735
Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited – Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2018	102,199,625	118,054,463	14,848,874	679,402	15,528,276	(68,852,426)	64,730,313
Share-based payments	-	-	1,005,100	-	1,005,100	-	1,005,100
Private placements, net	9,440,000	8,941,497	-	-	-	-	8,941,497
Finders' warrants issued pursuant to private placement	-	(36,566)	-	36,566	36,566	-	-
Total comprehensive loss for the period	-	-	-	-	-	(2,057,125)	(2,057,125)
Balance, June 30, 2018	111,639,625	126,959,394	15,853,974	715,968	16,569,942	(70,909,551)	72,619,785
Share-based payments	-	-	303,640	-	303,640	-	303,640
Private placements, net	-	(103,056)	-	-	-	-	(103,056)
Shares issued for cash on exercise of stock options	23,000	16,560	-	-	-	-	16,560
Fair value of cash stock options transferred to share capital	-	6,670	(6,670)	-	(6,670)	-	-
Shares issued on cashless exercise of stock options	64,094	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(17,282)	-	-	-	-	(17,282)
Fair value of cashless stock options transferred to share capital	-	160,080	(160,080)	-	(160,080)	-	-
Total comprehensive loss for the period	-	-	-	-	-	(1,454,542)	(1,454,542)
Balance, December 31, 2018	111,726,719	127,022,366	15,990,864	715,968	16,706,832	(72,364,093)	71,365,105
Share-based payments	-	-	248,440	-	248,440	-	248,440
Fair value of warrants issued for arrangement fee on gold loan payable	-	-	50,000	-	50,000	-	50,000
Total comprehensive loss for the period	-	-	-	-	-	(1,544,099)	(1,544,099)
Balance, June 30, 2019	111,726,719	127,022,366	16,289,304	715,968	17,005,272	(73,908,192)	70,119,446

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and evaluating mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of presentation

(a)       Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The Company adopted IFRS 16, Leases ("IFRS 16") on January 1, 2019. Changes to significant accounting policies are described in Note 3.

(b)       Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2018. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Except as described below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2018.

The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2019.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

6

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

3.	Significant Accounting Policies

In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three and six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

New accounting policy adopted during the period

The Company adopted IFRS 16 on January 1, 2019. A number of other new standards are also effective from January 1, 2019; however, were not deemed to have a material impact on the Company's financial statements.

IFRS 16 Leases

In January 2016, the IASB released IFRS 16, which is requires to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17 Leases (“IAS 17”). Effective January 1, 2019, the Company adopted this new accounting standard. The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as right-of-use (“ROU”) assets and lease liabilities on the statement of financial position, including those for most leases that would currently be accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The Company has office leases for its headquarter in Vancouver, British Columbia. In the context of the transition to IFRS 16, ROU assets of $394,654 and lease liabilities of $394,654 were recognized as at January 1, 2019, in accordance with the modified retrospective approach. As a transitional practical expedient permitted by IFRS 16 as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17 and IFRIC 4, Determining Whether an Arrangement Contains a Lease, were assessed as part of the transition to the new standard. Only contracts entered into (or modified) after January 1, 2019 have been assessed for being, or containing, leases applying the criteria of the new standard.

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of ROU assets. These include: determining contracts that are within the scope of IFRS 16; determining the contract term; and determining the interest rate used for the discounting of future cash flows.

The ROU assets are recognized initially at the value of lease liabilities at recognition with any prepaid payments, initial direct costs and dismantling costs less any lease incentives received. Re-measurements will not be applied by the Company subsequently, except for assessment for impairment, where appropriate.

7

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

3.	Significant Accounting Policies (Continued)

IFRS 16 Leases (Continued)

The lease term determined by the Company comprises the non-cancellable period of lease contracts; the period covered by an option to extend the leases, if the Company is reasonably certain to exercise that option; and the periods covered by an option to terminate the lease, if the Company is reasonably certain not to exercise that option. The amortization rate of ROU assets is based on the lease term determined. The present value of the lease payment is determined using the discount rate representing the weighted average incremental borrowing rate the Company could secure. There are no restrictions or covenants imposed by the Company’s leases.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	June 30,	December 31,
	2019	2018
Accounts receivable (Note 10(b))	$89,531	$300,700
Prepaid expenses	120,381	103,716
	$209,912	$404,416

During the period ended June 30, 2019, the Company recorded value added taxes of $137,650 (December 31, 2018 - $444,994) included in exploration and evaluation assets as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C. Upon transition to IFRS 16, the Company recognized $394,654 of ROU assets and $394,654 of lease liabilities.

The lease liability at January 1, 2019 can be reconciled to the operating lease obligations as of December 31, 2018 as follows:

Operating lease obligations as of December 31, 2018	$613,764
Discounting using the January 1, 2019 incremental borrowing rate (1)	(84,579)
Operating lease obligations as of January 1, 2019	529,185
Less: Non-lease components	(134,531)
Lease liabilities recognized as of January 1, 2019	$394,654

(1)	The lease liabilities were discounted using an incremental borrowing rate as at January 1, 2019 of 9.5% per annum.

8

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

Lease liabilities – January 1, 2019	$394,654
Less : lease payments	(63,804)
Interest expense	17,411
348,261
Less : current portion of lease liabilities	(114,696)
Long-term portion of lease liabilities – June 30, 2019	$233,565

The continuity of ROU assets for the six months ended June 30, 2019 is as follows:

ROU assets
January 1, 2019	$394,654
Amortization of ROU assets	60,716
June 30, 2019	$333,938

During the six months ended June 30, 2019, the Company recognized amortization of ROU assets of $60,716, interest expense on lease liabilities of $17,411 and occupancy expenses of $16,937.

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2018	158,219	248,896	196,767	51,760	245,647	13,673,883	14,575,172
Additions	-	2,450	584	-	-	66,970	70,004
June 30, 2019	158,219	251,346	197,351	51,760	245,647	13,740,853	14,645,176

December 31, 2018	138,928	223,878	172,300	49,845	225,293	-	810,244
Depreciation	2,306	3,783	3,699	192	2,036	-	12,016
June 30, 2019	141,234	227,661	175,999	50,037	227,329	-	822,260

Carrying amounts
December 31, 2018	19,291	25,018	24,467	1,915	20,354	13,673,883	13,764,928
June 30, 2019	16,985	23,685	21,352	1,723	18,318	13,740,853	13,822,916

9

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets
	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2018)	9,159,951	1	9,159,952
Additions	163,089	-	163,089
Closing balance - (June 30, 2019)	9,323,040	1	9,323,041
Deferred exploration costs:
Opening balance - (December 31, 2018)	45,518,518	-	45,518,518
Costs incurred during the period
Drilling and related costs	107,156	-	107,156
Professional/technical fees	40,482	-	40,482
Claim maintenance/lease costs	83,348	-	83,348
Geochemical, metallurgy	87,995	-	87,995
Technical studies	598,023	-	598,023
Travel and accommodation	242,084	-	242,084
Geology, geophysics and exploration	98,511	-	98,511
Supplies and miscellaneous	9,617	-	9,617
Environmental and permit	205,034	-	205,034
Value-added tax (Note 4)	137,650	-	137,650
Total deferred exploration costs during the period	1,609,900	-	1,609,900
Closing balance - (June 30, 2019)	47,128,418	-	47,128,418
Total exploration and evaluation assets	56,451,458	1	56,451,459

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

10

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex Minerals Ltd. (“Almadex” or the “Lender”) pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was US$2,072,060 or $2,790,858 CAD.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

11

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable (Continued)

The Company has determined that the Gold Loan contains multiple derivatives which are embedded in the US dollar denominated debt instrument. As the convertible Gold Loan is denominated in US dollar and is convertible into common shares based upon a variable Canadian dollar conversion rate, the fixed for fixed criteria is not met. As such, the conversion option cannot be classified as an equity instrument and is deemed to have no value. The embedded derivative from indexation of the loan principal portion to the movement in the price of gold is classified as a derivate financial liability and is marked to market at each period end using the Black-Scholes option-pricing model. At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The convertible Gold loan payable is classified as a financial liability and has been designated at amortized cost. Accordingly, the Gold Loan was recorded at fair value at inception and is subsequently measured at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

As at June 30, 2019, Almadex has deposited the full 1,597 ounces of gold bullion and Almaden has not drawn on the account. The fair value of the embedded derivative for the period ended June 30, 2019 increased by $44,432 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 4.76 years, risk-free interest rate of 1.57% and expected volatility of 11.91%.

Gold loan payable, May 14, 2019	$2,790,858
Less derivative financial liabilities on initial recognition	(378,324)
Accrued interest expense	31
Accrued standby fees	3,692
Accretion expenses	38,248
Foreign exchange difference	(68,423)
Gold loan payable, June 30, 2019	$2,386,082

Derivative financial liabilities, May 14, 2019	$378,324
Change in fair value through profit & loss	44,432
Foreign exchange difference	(10,730)
Derivative financial liabilities, June 30, 2019	$412,026

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves

(a)	Authorized share capital

At June 30, 2019, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Warrants

The continuity of warrants for the six months ended June 30, 2019 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2018	Issued	Exercised	Expired	2019
June 1, 2019	$2.00	295,734	-	-	(295,734)	-
August 7, 2019	$2.00	1,259,704	-	-	-	1,259,704
August 7, 2019	$1.35	10,411	-	-	-	10,411
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	192,450	-	-	-	192,450
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
May 14, 2024	$1.50	-	500,000	-	-	500,000
Warrants outstanding and exercisable		11,407,199	500,000	-	(295,734)	11,611,465
Weighted average exercise price		$1.91	$1.50	-	$2.00	$1.89

The fair value of the warrants issued during the period ended June 30, 2019 was estimated on the issue date using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	1.54%
Expected life (in years)	5.00
Expected volatility	44.25%
Expected dividend yield	Nil
Weighted average fair value per warrant	$0.10

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At June 30, 2019, the Company had reserved 1,290,672 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the six months ended June 30, 2019 vested on the grant date.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars
9.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the six months ended June 30, 2019 is as follows:

Expiry date	Exercise price	December 31, 2018	Granted	Exercised	Expired	June 30, 2019
January 2, 2019	$1.04	375,000	-	-	(375,000)	-
March 17, 2019	$1.35	207,000	-	-	(207,000)	-
May 4, 2019	$1.99	175,000	-	-	(175,000)	-
May 19, 2019	$1.84	75,000	-	-	(75,000)	-
June 12, 2019	$1.89	75,000	-	-	(75,000)	-
July 2, 2019	$1.32	150,000	-	-	-	150,000
July 2, 2019	$1.19	60,000	-	-	-	60,000
July 2, 2019	$1.34	1,427,000	-	-	-	1,427,000
September 19, 2019	$1.40	1,160,000	-	-	-	1,160,000
April 10, 2020	$1.03	90,000	-	-	-	90,000
April 30, 2020	$1.53	500,000	-	-	-	500,000
April 30, 2020	$1.14	100,000	-	-	-	100,000
April 30, 2020	$1.04	100,000	-	-	-	100,000
June 8, 2020	$0.98	2,180,000	-	-	-	2,180,000
September 30, 2020	$1.25	1,095,000	-	-	-	1,095,000
September 30, 2020	$0.83	106,000	-	-	-	106,000
September 30, 2020	$0.79	170,000	-	-	-	170,000
December 13, 2020	$0.86	762,000	-	-	-	762,000
February 7, 2021	$1.11	300,000	-	-	-	300,000
February 7, 2021	$0.84	-	425,000	-	-	425,000
March 29, 2021	$1.08	400,000	-	-	-	400,000
March 29, 2021	$0.90	-	100,000	-	-	100,000
May 6, 2021	$0.69	-	557,000	-	-	557,000
December 12, 2021	$1.00	200,000	-	-	-	200,000
Options outstanding and exercisable		9,707,000	1,082,000	-	(907,000)	9,882,000
Weighted average exercise price		$1.19	$0.77	-	$1.43	$1.12

Total share-based payment as a result of options granted and vested during the period ended June 30, 2019 was $248,440 (2018 - $1,005,100).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves (continued)

(c)	Share purchase option compensation plan (Continued)

The fair value of the options granted during the period ended June 30, 2019 was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	1.72%
Expected life (in years)	2.00
Expected volatility	47.83%
Expected dividend yield	Nil
Weighted average fair value per option	$0.23

10.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer, Vice President Operations & Projects, and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (“Azucar”) and Almadex (Note 9 (b)) is as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Salaries and benefits	$171,261	$233,829	$355,218	$410,929
Share-based payments	77,690	551,050	193,940	863,050
Directors’ fees	-	-	70,000	70,000
	$248,951	$784,879	$619,158	$1,343,979

(b)	Administrative Services Agreement

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to an administrative services agreement between the Company and Azucar.

Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to the administrative service agreements between the Company and Almadex.

During the three months ended June 30, 2019, the Company received $154,450 (2018 - $117,821) from Azucar for administrative services fees included in other income and received $76,218 (2018 - $36,455) from Almadex for administrative services fees included in other income.

During the six months ended June 30, 2019, the Company received $306,364 (2018 - $229,303) from Azucar for administrative services fees included in other income and received $152,740 (2018 - $36,455) from Almadex for administrative services fees included in other income.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

10.	Related party transactions and balances (Continued)

(c)	Other related party transactions

At June 30, 2019, included in accounts receivable is $57,982 (December 31, 2018 - $170,181) due from Azucar and $29,120 (December 31, 2018 - $116,268) due from Almadex in relation to expense recoveries.

At June 30, 2019, the Company accrued $38,019 (December 31, 2018 - $37,533) payable to Almadex for drilling equipment rental services in Mexico.

During the three and six months ended June 30, 2019, the Company employed the Chairman’s daughter for a salary of $10,325 and $20,650 less statutory deductions (2018 - $10,325 and $20,650) for marketing and administrative services provided to the Company.

11.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended June 30, 2019 was based on the loss attributable to common shareholders of $596,300 (2018 - $1,174,705) and a weighted average number of common shares outstanding of 111,726,719 (2018 - 104,689,295).

The calculation of basic net loss per share for the six months ended June 30, 2019 was based on the loss attributable to common shareholders of $1,544,099 (2018 - $2,057,125) and a weighted average number of common shares outstanding of 111,726,719 (2018 - 103,451,338).

The calculation of diluted net loss per share for the three and six months ended June 30, 2019 and 2018 did not include the effect of stock options and warrants as they are considered to be anti-dilutive.

12.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	Six months ended June 30,
Investing and financing activities	2019	2018
Right-of-use assets	(394,654)	-
Gold in trust	(2,790,858)	-
Gold loan payable	2,412,534	-
Derivative financial liabilities	378,324	-
Fair value of finders’ warrants – share issue cost	-	36,566
Transfer from deposit on mill equipment to property, plant and equipment	-	12,618,109
Lease liabilities	394,654	-

As at June 30, 2019, $613,428 of exploration and evaluation asset costs are included in trade and other payables (December 31, 2018 - $694,167).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars
12.	Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	June 30, 2019	December 31, 2018
Cash	$1,716,610	$2,580,580
Term Deposits	-	2,500,000
	$1,716,610	$5,080,580

13.	Commitments

The Company has entered into operating leases for office premises effective April 1, 2017 through to March 31, 2022.

As at June 30, 2019, the remaining payments for the operating leases are due as follows:

	2019	2020	2021	2022	2023	Total
Office leases	$89,853	$191,512	$192,336	$48,084	-	$521,785

14.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for derivative financial liabilities, the Company does not carry any financial instruments at fair value.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at June 30, 2019, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

14.	Financial instruments (Continued)

(a)	Currency risk (Continued)

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$499,478	$258,137
Gold in trust	2,953,284	-
Total assets	$3,452,762	$258,137

Trade and other payables	$569,945	$97,998
Gold loan payable	2,386,082	-
Derivative financial liabilities	412,026	-
Total liabilities	$3,368,053	$97,998

Net assets	$84,709	$160,139

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $10,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $16,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at June 30, 2019, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

14.	Financial instruments (Continued)

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $17,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Gold loan payable	2,386,082	-	-	2,386,082
Derivative financial liabilities	-	412,026	-	412,026

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and six months ended June 30, 2019
Unaudited - Expressed in Canadian dollars

15.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	June 30, 2019	December 31, 2018
Canada	$411,795	$86,372
United States	13,740,853	13,673,883
Mexico	56,455,665	54,683,143
	$70,608,313	$68,443,398

17.	Subsequent events

On July 4, 2019, the Company granted to directors, an officer and consultants, pursuant to its stock option plan, 1,612,000 stock options at an exercise price of $0.80 per share expiring on July 7, 2021.